Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

FIXED RATE RESET PERPETUAL PREFERRED SECURITIES, SERIES B

OF

AT&T INC.

AT&T Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

In accordance with the resolutions of the Board of Directors of the Corporation (the “Board of Directors”), adopted by written consent on November 26, 2019, the provisions of the Restated Certificate of Incorporation and the Bylaws of the Corporation and applicable law, the Preferred Offering Committee of the Board of Directors, by written consent dated February 12, 2020, adopted the following resolution creating a series of Preferred Stock of the Corporation designated as “Fixed Rate Reset Perpetual Preferred Securities, Series B”:

“RESOLVED, that pursuant to the resolutions of the Board of Directors adopted by written consent on November 26, 2019, the Delaware General Corporation Law and the Certificate of Incorporation and the Bylaws of the Corporation, the Preferred Offering Committee hereby establishes a series of Preferred Stock, par value $1.00 per share, of the Corporation and fixes and determines the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as follows:

Section 1.    Designation. The distinctive serial designation of such series is “Fixed Rate Reset Perpetual Preferred Securities, Series B” (“Series B”). Each share of Series B shall be identical in all respects to every other share of Series B, except that shares of Series B issued after February 18, 2020 (the “Original Issue Date”) shall accrue dividends from the date they are issued.

Section 2.    Number of Designated Shares. The number of designated shares of Series B shall initially be 20,000. Such number may from time to time be increased (but not in excess of the total number of shares of Preferred Stock authorized under the Restated Certificate of Incorporation, less shares of any other series of Preferred Stock designated at the time of such increase) or decreased (but not below the number of shares of Series B then outstanding) by the Board of Directors. Shares of Series B that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. The Corporation shall have the authority to issue fractional shares of Series B.

Section 3.    Definitions. As used herein with respect to Series B:

(a)    “5-year Swap Rate” means the applicable annual mid-swap rate for swap transactions in euro with a maturity of five years as displayed on Reuters screen “ICESWAP2” under the heading “EURIBOR BASIS” (the “Reset Screen Page”) as of 11:00 A.M. (Central European time) on the date that is two business days prior to each Reset Date.

(b)    “Accrued dividends” means, with respect to shares of Series B, an amount computed at the annual dividend rate for Series B from, as to each share, the date of issuance of such share to and including the date to which such dividends are to be accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

(c)    “Adjustment Spread” means either (a) a spread (which may be positive, negative or zero) or (b) a formula or methodology for calculating a spread, in each case to be applied to the Successor Rate or the Alternative Rate (as the case may be) and is the spread, formula or methodology that:

(i)    in the case of a Successor Rate, is formally recommended in relation to the replacement of the Original Reference Rate with the Successor Rate by any Relevant Nominating Body; or (if no such recommendation has been made, or in the case of an Alternative Rate);

(ii)    the Independent Adviser determines is customarily applied to the relevant Successor Rate or the Alternative Rate (as the case may be) in international debt capital markets transactions to produce an industry-accepted replacement rate for the Original Reference Rate; or (if the Independent Adviser determines that no such spread is customarily applied);

(iii)    the Independent Adviser determines is recognized or acknowledged as being the industry standard for over-the-counter derivative transactions which reference the Original Reference Rate, where such rate has been replaced by the Successor Rate or the Alternative Rate (as the case may be).

(d)    “Alternative Rate” means an alternative to the Original Reference Rate that the Independent Adviser determines as described herein is customarily applied in international debt capital markets transactions for the purposes of determining rates of interest (or the relevant component part thereof) in the same currency as the Series B.

(e)    “Benchmark Event” means:

(i)    the Original Reference Rate’s ceasing to be published for a period of at least 5 business days or ceasing to exist; or

(ii)    a public statement by the administrator of the Original Reference Rate that it has ceased or that it will cease publishing the Original Reference Rate permanently or indefinitely (in circumstances where no successor administrator has been appointed that will continue publication of the Original Reference Rate); or

(iii)    a public statement by the supervisor of the administrator of the Original Reference Rate that the Original Reference Rate has been or will be permanently or indefinitely discontinued; or

(iv)    a public statement by the supervisor of the administrator of the Original Reference Rate as a consequence of which the Original Reference Rate will be prohibited from being used either generally, or in respect of the Series B; or

(v)    it has become unlawful for any party to calculate any payments due to be made to any holder of the Series B using the Original Reference Rate;

provided that in the case of sub-paragraphs (ii), (iii) and (iv), the Benchmark Event shall occur on the date of the cessation of publication of the Original Reference Rate, the discontinuation of the Original Reference Rate, or the prohibition of use of the Original Reference Rate, as the case may be, and not the date of the relevant public statement.

(f)    “Board of Directors” means the Board of Directors of the Corporation or a committee of the Board of Directors duly authorized by the Board of Directors to declare dividends on the Series B or take other action relating to the Series B.

(g)    “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in The City of New York or the City of London are not authorized or obligated by law, regulation or executive order to close and the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) System is operating.

(h)    “Calculation Agent” means The Bank of New York Mellon, London Branch, or any replacement thereof, provided that such replacement shall be a leading financial institution.

(i)    “Certificate of Designations” means this Certificate of Designations relating to the Series B, as it may be amended from time to time.

(j)    “Clearstream Luxembourg” means Clearstream Banking S.A.

(k)    “Common Stock” means the common stock, having a par value of $1.00 per share, of the Corporation.

(l)    “Corporation” has the meaning set forth in the Preamble.

(m)    “Dividend Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with Series B in the payment of dividends.

(n)    “Dividend Payment Date” has the meaning set forth in Section 4(a).

(o)    “Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of shares of Series B shall commence on (and include) the Original Issue Date.

(p)    “Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear System.

(q)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(r)    “First Call Date” means March 2, 2025.

(s)    “First Reset Date” has the meaning set forth in Section 4(a).

(t)    “Independent Adviser” means an independent financial institution of international repute or an independent financial adviser with appropriate expertise appointed by the Corporation as described herein.

(u)    “Junior Stock” means any class or series of stock of the Corporation (including the Common Stock) that ranks junior to the Series B in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Corporation.

(v)    “Liquidation Preference” has the meaning set forth in Section 5(b).

(w)    “Liquidation Preference Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with Series B in the distribution of assets on liquidation, dissolution or winding up of the Corporation.

(x)    Margin means in respect of (i) the Reset Period commencing on May 1, 2025 and ending on (but excluding) May 1, 2030, 3.140%; (ii) each Reset Period which falls in the period commencing on May 1, 2030 and ending on (but excluding) May 1, 2045, 3.390%; and (iii) each Reset Period which falls on or after May 1, 2045, 4.140%.

(y)    “Nonpayment Event” has the meaning set forth in Section 7(b).

(z)    “Original Issue Date” has the meaning set forth in Section 1.

(aa)    “Original Reference Rate” means the originally-specified Reset Reference Rate.

(bb)    “Preferred Stock” means any and all series of preferred stock, having a par value of $1.00 per share, of the Corporation, including the Series B.

(cc)    “Preferred Stock Director” has the meaning set forth in Section 7(b).

(dd)    “Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Exchange Act or in any successor provision thereto, that then publishes a solicited rating for the Corporation (a “Rating Agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series B, which amendment, clarification or change results in: (i) the shortening of the length of time the Series B are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series B; or (ii) the lowering of the equity credit (including up to a lesser amount) assigned to the Series B by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series B.

(ee)    “Relevant Nominating Body” means in respect of a Reset Reference Rate:

(i)    the central bank for the currency to which the Reset Reference Rate relates, or any central bank or other supervisory authority which is responsible for supervising the administrator of the Reset Reference Rate; or

(ii)    any working group or committee sponsored by, chaired or co-chaired by or constituted at the request of (a) the central bank for the currency to which the Reset Reference Rate relates, (b) any central bank or other supervisory authority which is responsible for supervising the administrator of the Reset Reference Rate, (c) a group of the aforementioned central banks or other supervisory authorities or (d) the Financial Stability Board or any part thereof.

(ff)    “Reset Date” means the First Reset Date or a Subsequent Reset Date, as applicable.

(gg)    “Reset Period” means the period from one Reset Date to the next Reset Date.

(hh)    “Reset Reference Rate” means the 5-year Swap Rate used to determine the dividend rate following a particular Reset Date.

(ii)    “Series B” has the meaning set forth in Section 1.

(jj)    “Stated Amount” means, in respect of Series B, €100,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation or applicable certificate of designations.

(kk)    “Subsequent Reset Date” means every fifth anniversary of the First Reset Date.

(ll)    “Successor Rate” means a successor to or replacement of the Original Reference Rate which is formally recommended by any Relevant Nominating Body.

(mm)    “Voting Preferred Stock” means, with regard to any election or removal of a Preferred Stock Director or any other matter as to which the holders of the Series B are entitled to vote as specified in Section 7 of this Certificate of Designations, any and all classes or series of preferred stock (other than the Series B) that rank equally with the Series B as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the affairs of the Corporation and upon which like voting rights have been conferred and are exercisable with respect to such matter.

Section 4.    Dividends.

(a)    Rate. Holders of Series B shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds legally available therefor, cumulative cash dividends (i) from and including the date of original issue to, but excluding, May 1, 2025 (the “First Reset Date”), at an annual rate equal to 2.875% of the Stated Amount per share, (ii) from and including the First Reset Date to, but excluding, May 1, 2030, at an annual rate equal to the 5-year Swap Rate plus 3.140% of the Stated Amount per share, (iii) for each Subsequent Reset Date, from and including May 1, 2030 to, but excluding May 1, 2045, at an annual rate equal to the 5-year Swap Rate plus 3.390% of the Stated Amount per share, and (iv) for each Subsequent Reset Date from and after May 1, 2045, at an annual rate equal to the 5-year Swap Rate plus 4.140% of the Stated Amount per share. Subject to the declaration of such dividends, dividends will be payable annually in arrears on the first day of May in each year, commencing on May 1, 2021 (each, a “Dividend Payment Date”). With respect to the Dividend Period (or portion thereof) ending on the day preceding such respective Dividend Payment Date, dividends shall be payable to holders of record on the 10th day of the month before such Dividend Payment Date or such other record date not more than 60 nor less than 10 days preceding such Dividend Payment Date fixed for that purpose by the Board of Directors in advance of payment of each particular dividend. The amount of the dividend per share of Series B for each Dividend Period (or portion thereof)

will be calculated on the basis of the actual number of days in the period for which the distribution is being calculated and the actual number of days from and including the last date on which a distribution was paid on the Preferred Securities (or February 18, 2020, if no distribution has been paid on the Preferred Securities), to but excluding the next scheduled distribution payment day. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association. If a Dividend Payment Date is not a Business Day, the applicable dividend shall be paid on the first Business Day following that day without adjustment. The Corporation shall not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Series B.

(b)    Calculation Agent. The Calculation Agent shall, as soon as practicable after 11:00 A.M. (Central European time) on the date that is two business days prior to each Reset Date, determine the 5-year Swap Rate in respect of each Dividend Period falling within the next Reset Period. The Corporation shall cause notice of each dividend rate applicable to each Reset Period to be given to the paying agent, any stock exchange on which the Series B are listed or admitted to trading and the holders of Series B, in each case as soon as practicable after its determination but in any event not later than the fourth business day thereafter. All determinations of the 5-year Swap Rate by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Series B and the Corporation.

(c)    Benchmark Discontinuation.

(i)    Independent Advisor.

If a Benchmark Event occurs in relation to the Original Reference Rate when any dividend rate with respect to the Series B remains to be determined by reference to the Original Reference Rate, the Corporation shall appoint an Independent Adviser, as soon as reasonably practicable (provided that such appointment need not be made effective earlier than 30 days prior to the first date on which the Original Reference Rate is to be used to determine any dividend rate), to determine a Successor Rate, or, in the absence of a Successor Rate, an Alternative Rate, and, in either case, an Adjustment Spread.

If (i) the Corporation is unable to appoint an Independent Adviser or (ii) the Independent Adviser the Corporation appoints fails to determine a Successor Rate, or, in the absence of a Successor Rate, an Alternative Rate, prior to the relevant Reset Date, the Reset Reference Rate used to calculate the dividend rate applicable to the next succeeding Reset Period shall be equal to the Reset Reference Rate last determined with respect to the Series B in respect of the immediately preceding Reset Period. If the First Reset Date has not occurred, the Reset Reference Rate used to calculate the dividend rate following the First Reset Date shall be the last available Original Reference Rate on the Reset Screen Page preceding the date that is two business days prior to the First Reset Date. Where a different Margin is to be applied to the Reset Period following a Reset Date from that which applied to the Reset Period immediately prior to such Reset Date, the Margin relating to the Reset Period following such Reset Date shall be substituted in place of the Margin relating to the Reset Period immediately prior to such Reset Date. For the avoidance of doubt, this paragraph shall apply to the relevant next succeeding Reset Period following the applicable Reset Date only, and any subsequent Reset Periods following Subsequent Reset Dates are subject to the subsequent operation of, and to adjustment as provided in, the immediately preceding two paragraphs.

(ii)    Successor Rate or Alternative Rate.

If the Independent Adviser determines that:

A.

there is a Successor Rate, then such Successor Rate and the applicable Adjustment Spread shall subsequently be used in place of the Original Reference Rate to determine the dividend rate for all future dividends with respect to the Series B (subject to the operation of the provisions described herein); or

B.

there is no Successor Rate but that there is an Alternative Rate, then such Alternative Rate and the applicable Adjustment Spread shall subsequently be used in place of the Original Reference Rate to determine the dividend rate for all future dividends with respect to the Series B (subject to the operation of the provisions described herein).

(iii)    Adjustment Spread.

The Adjustment Spread (or the formula or methodology for determining the Adjustment Spread) shall be applied to the Successor Rate or the Alternative Rate (as the case may be). If the Independent Adviser is unable to determine the quantum of, or a formula or methodology for determining, such Adjustment Spread, then the Successor Rate or Alternative Rate (as applicable) will apply without an Adjustment Spread. No Successor Rate or Alternative Rate shall be adopted, nor will the applicable Adjustment Spread be applied, if and to the extent that, in the Corporation’s sole determination, the same could reasonably be expected to cause a Ratings Event to occur.

(iv)    Notices.

The Corporation shall promptly notify the Calculation Agent, the paying agent and the holders of the Series B of any Successor Rate, Alternative Rate, and Adjustment Spread. Such notice shall be irrevocable. The Successor Rate or Alternative Rate and the Adjustment Spread specified in the certificate delivered by the Corporation to the Calculation Agent and the paying agent will be binding on the Corporation, the Calculation Agent, the paying agent and the holders of the Series B.

(v)    Survival of Original Reference Rate.

Without prejudice to the obligations of the Corporation as described herein, the Original Reference Rate and the fallback provisions provided for herein will continue to apply unless and until a Benchmark Event has occurred.

(d)    Priority of Dividends. So long as any share of Series B remains outstanding, unless full accrued dividends on all outstanding shares of Series B through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, other than a dividend payable solely in stock that ranks junior to the Series B in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

If the Board of Directors elects to declare only partial instead of full dividends for a dividend payment date and related dividend period on the shares of Series B or any Dividend Parity Stock, then to the extent permitted by the terms of the Series B (the terms include, in the case of Series B, the Dividend Payment Dates and Dividend Periods provided for herein) and each outstanding series of Dividend Parity Stock such partial dividends shall be declared on shares of Series B and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to Series B and any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring Series B and such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods (that is, for Series B, full accrued dividends). To the extent a dividend period with respect to the Series B or any series of Dividend Parity Stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series, as applicable (in either case, a “second series”), for purposes of this paragraph, the Board of Directors may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to the Series B for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series B.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on any Junior Stock from time to time out of any funds legally available therefor, and the shares of Series B shall not be entitled to participate in any such dividend.

(e)    Redemption and Repurchase of Junior Stock. So long as any share of Series B remains outstanding, unless full accrued dividends on all outstanding shares of Series B through and including the most recently completed Dividend Period have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment, no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock, nor shall any shares of Junior Stock be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than:

(i)    as a result of (x) a reclassification of Junior Stock, or (y) the exchange or conversion of one share of Junior Stock for or into another share of stock that ranks junior to the Series B in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or

(ii)    through the use of the proceeds of a substantially contemporaneous sale of other shares of stock that ranks junior to the Series B in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or

(iii)    purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors or consultants.

Section 5.    Liquidation Rights.

(a)    Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, holders of Series B will be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders an amount equal to the Stated Amount per share, together with an amount equal to all accrued dividends to the date of payment whether or not earned or declared (the “Liquidation Preference”).

(b)    Partial Payment. If the assets of the Corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series B and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of Series B and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of Series B and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Corporation other than the Series B means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a noncumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.

(c)    Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series B and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d)    Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the Corporation with or into any other corporation, including a transaction in which the holders of Series B receive cash, securities or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 6.    Redemption.

(a)    Optional Redemption. The Series B is perpetual and has no maturity date. The Corporation may, at its option, redeem the shares of Series B:

(i) in whole but not in part, during a 60-day period commencing on the First Call Date and ending on the First Reset Date and subsequently, solely on a Dividend Payment Date, at a cash redemption price equal to the Stated Amount per share, plus an amount equal to all accrued and unpaid dividends (whether or not declared) to, but not including, the date fixed for redemption; or

(ii) in whole but not in part at any time within 90 days after the conclusion of any review or appeal process instituted by the Corporation following the occurrence of a Ratings Event at a cash redemption price equal to (a) €101,000 per share of Series B on or prior to the First Call Date or (b) the Stated Amount per share after the First Call Date, plus, in each case, an amount equal to all accrued and unpaid dividends (whether or not declared) to, but not including, the date fixed for redemption.

The redemption price for any shares of Series B shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares, if any, to the Corporation or its agent, if the shares of Series B are issued in certificated form. Any accrued but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 4 above.

(b)    No Sinking Fund. The Series B will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series B will have no right to require redemption of any shares of Series B.

(c)    Notice of Redemption. Notice of every redemption of shares of Series B shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B. Notwithstanding the foregoing, if the Series B are issued in book-entry form through the Euroclear System or any other similar facility, the Euroclear System or such other facility will provide notice of redemption by any authorized method to holders of record of the applicable Series B not less than 30, nor more than 60, days prior to the date fixed for redemption of the Series B. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the redemption price; (3) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (4) that dividends will cease to accrue on the redemption date.

(d)    Effectiveness of Redemption. If notice of redemption has been duly given, and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series B are issued in certificated form, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Corporation’s other funds, and thereafter the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

Section 7.    Voting Rights.

(a)    General. The holders of Series B will have no voting rights and shall not be entitled to call a meeting of such holders for any purposes, nor shall they be entitled to participate in any meeting of the holders of Common Stock, except as set forth below or as otherwise from to time required by law.

(b)    Right to Elect Two Directors on Nonpayment Events. If and whenever dividends payable on Series B have not been declared and paid (or, in the case of Series B bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least two Dividend Periods (whether or not consecutive) ( a “Nonpayment Event”), the number of directors then constituting the Board of Directors shall be automatically increased by two and the holders of Series B, together with the holders of any and all other series of outstanding Voting Preferred Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective Stated Amounts, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”); provided that the Board of Directors shall at no time include more than two Preferred Stock Directors (including, for purposes of this limitation, all directors that the holders of any series of Voting Preferred Stock are entitled to elect pursuant to like voting rights).

In the event that the holders of Series B and such other holders of Voting Preferred Stock shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of (i) the Stated Amount of the Series B and (ii) each other series of Voting Preferred Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders of the Corporation, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders of the Corporation. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series B or Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required or permitted by applicable law. If the Secretary of the Corporation fails to call a special meeting for the election of the Preferred Stock Directors within 20 days of receiving proper notice, any holder of Series B may call such a meeting at the Corporation’s expense solely for the election of the Preferred Stock Directors, and for this purpose and no other (unless provided otherwise by applicable law) such Series B holder shall have access to the Corporation’s stock ledger.

At each meeting of stockholders at which holders of the Series B and such other holders of Voting Preferred Stock are entitled to vote for the election of the Preferred Stock Directors, the holders of record of 40% of the total number of the Series B and Voting Preferred Stock (determined on a series by series basis) entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business. Each Preferred Stock Director shall be elected by a vote of the majority of the votes cast with respect to that Preferred Stock Director’s election.

When (i) accrued dividends have been paid in full on the Series B after a Nonpayment Event, and (ii) the rights of holders of any Voting Preferred Stock to participate in electing the Preferred Stock Directors shall have ceased, the right of holders of the Series B to participate in the election of Preferred Stock Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Stock Directors shall forthwith terminate, and the number of directors constituting the Board of Directors shall automatically be reduced accordingly.

Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series B and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts). The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided. In case any vacancy shall occur among the Preferred Stock Directors, a successor shall be elected by the Board of Directors to serve until the next annual meeting of the stockholders on the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by the vote of the holders of record of a majority of the outstanding shares of Series B and such Voting Preferred Stock for which dividends have not been paid, voting as a single class in proportion to their respective Stated Amounts. The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote.

(c)    Other Voting Rights. So long as any shares of Series B are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series B at the time outstanding, voting together with any other series of Preferred Stock that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective Stated Amounts (to the exclusion of all other series of Preferred Stock), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

(i)    Amendment of Certificate of Incorporation. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws of the Corporation that would alter or change the voting powers, preferences or special rights of the Series B so as to affect them adversely; provided, however, that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any class or series of stock that does not rank senior to the Series B in either the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation, shall not be deemed to affect adversely the voting powers, preferences or special rights of the Series B;

(ii)    Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking prior to Series B in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation; or

(iii)    Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving the Series B or (y) a merger or consolidation of the Corporation with another entity (whether or not a corporation), unless in each case (A) the shares of Series B remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares of Series B are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and such surviving or resulting entity or ultimate parent, as the case may be, is organized under the laws of the United States or a state thereof, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series B immediately prior to such consummation, taken as a whole.

(d)    Changes for Clarification. To the fullest extent permitted by law, without the consent of the holders of the Series B, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series B, the Corporation may amend, alter, supplement or repeal any terms of the Series B for the following purposes:

(i) to cure any ambiguity, omission, inconsistency or mistake in any such agreement or instrument; or

(ii) to make any provision with respect to matters or questions relating to the Series B that is not inconsistent with the provisions of this Certificate of Designations.

(e)    Changes after Provision for Redemption. No vote or consent of the holders of Series B will be required pursuant to Section 7(b) or Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series B shall have been redeemed, or shall have been called for redemption on proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 6 above, unless in the case of a vote or consent required pursuant to clause (ii) of Section 7(c) above if the shares of Series B are being redeemed with the proceeds from the sale of the stock to be authorized.

Section 8.    Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series B may deem and treat the record holder of any share of Series B as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 9.    Notices. All notices or communications in respect of the Series B will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Bylaws or by applicable law.

Section 10.    Other Rights. The shares of Series B will not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation of the Corporation. The holders of Series B shall not have any preemptive rights or conversion rights.

Section 11.    Certificates. The Corporation may at its option issue shares of Series B without certificates. As long as Euroclear or Clearstream Luxembourg or their respective nominee is the registered owner of the Series B, Euroclear or Clearstream Luxembourg or such nominee, as the case may be, will be considered the sole owner and holder of all shares of Series B for all purposes under the instruments governing the rights and obligations of holders of shares of Series B. If Euroclear or Clearstream Luxembourg, as applicable, discontinues providing its services as securities depositary with respect to the shares of Series B, or if Euroclear or Clearstream Luxembourg, as applicable, ceases to be registered as a clearing agency, in the event that a successor securities depositary is not obtained within 90 days, the Corporation will print and deliver certificates for the shares of Series B to the beneficial owners of such shares equal in amount to their respective beneficial interests. If the Corporation decides to discontinue the use of the system of book-entry-only transfers through Euroclear or Clearstream Luxembourg, as applicable, (or a successor securities depositary), certificates for the shares of Series B will be printed and delivered to Euroclear or Clearstream Luxembourg, as applicable, to be delivered to the beneficial owners of such shares equal in amount to their respective beneficial interests. Except in the limited circumstances referred to above, owners of beneficial interests in the Series B:

(i) will not be entitled to have such Series B registered in their names;

(ii) will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the Series B; and

(iii) will not be considered to be owners or holders of the shares of Series B for any purpose under the instruments governing the rights and obligations of holders of shares of Series B.

Section 12.    Restatement of Certificate. On any restatement of the Certificate of Incorporation of the Corporation, Section 1 through Section 11 of this Certificate of Designations shall be included under the heading “Fixed Rate Reset Perpetual Preferred Securities, Series B” and this Section 12 may be omitted. If the Board of Directors so determines, the numbering of Section 1 through Section 11 may be changed for convenience of reference or for any other proper purpose.”

IN WITNESS WHEREOF, AT&T Inc. has caused this Certificate to be signed by George B. Goeke, its Senior Vice President and Treasurer, this 12th day of February, 2020.

AT&T INC.

By	/s/ George B. Goeke
Name:	George B. Goeke